Exhibit 99.1

MINE SAFETY DISCLOSURE

Under section 1503(a) of the Dodd-Frank Act, each operator of a coal or other mine is required to include certain mine safety information in its periodic reports filed with the SEC.  The table below includes this mine safety information for each mine facility owned and operated by Oil-Dri Corporation of America, or its subsidiaries, for the quarter ended January 31, 2011.  The columns in the table represent the total number of, and the proposed dollar assessment for, violations, citations and orders issued by MSHA upon periodic inspection of our mine facilities in accordance with the referenced sections of the Mine Act, described as follows:

Section 104 Significant and Substantial Violations:  Total number of violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a coal or other mine safety or health hazard.

Section 104(b) Orders:  Total number of orders issued due to a failure to totally abate, within the time period prescribed by MSHA, a violation previously cited under section 104, which results in the issuance of an order requiring the mine operator to immediately withdraw all persons from the mine.

Section 104(d) Citations and Orders:  Total number of citations and orders issued for unwarrantable failure of the mine operator to comply with mandatory health and safety standards.  The violation could significantly and substantially contribute to the cause and effect of a safety and health hazard, but the conditions do not cause imminent danger.

Section 110(b)(2) Flagrant Violations:  Total number of flagrant violations defined as a reckless or repeated failure to make reasonable efforts to eliminate a known violation of a mandatory health or safety standard that substantially and proximately caused, or reasonably could have been expected to cause, death or serious bodily injury.

Section 107(a) Imminent Danger Orders:  Total number of orders issued when an imminent danger is identified which requires all persons to be withdrawn from area(s) in the mine until the imminent danger and the conditions that caused it cease to exist.

Total Dollar Value of Proposed MSHA Assessments:  Each issuance of a citation or order by MSHA results in the assessment of a monetary penalty.  The total dollar value presented includes any contested penalties.  At January 31, 2011, we were contesting 187 citations, representing $166,637 in proposed MSHA assessments in the aggregate, before the Federal Mine Safety and Health Review Commission.

	Section 104 “Significant and Substantial” Violations	Section 104(b) Orders	Section 104(d) Citations and Orders	Section 110(b)(2)Flagrant Violations	Section 107(a) Imminent Danger Orders	Total Dollar Value of Proposed MSHA Assessments
						During the three months ended January 31, 2011	Outstanding as of January 31, 2011
Ochlocknee, Georgia	--	--	--	--	--	$ 64,277	$ 131,905
Ripley, Mississippi	--	--	--	--	--	$ 451	$ 12,338
Mounds, Illinois	--	--	--	--	--	$ --	$ 1,638
Blue Mountain, Mississippi	--	--	--	--	--	$ --	$ 3,078
Taft, California	--	--	--	--	--	$ --	$ 17,678

We had no mining-related fatalities at any of our facilities during the three months ended January 31, 2011.  During this period we also received no written notices from MSHA under section 104(e) of the Mine Act of (i) a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of coal or other mine health or safety hazards; or (ii) the potential to have such a pattern.

The SEC recently proposed Item 106 of Regulation S-K to implement the mine safety reporting requirements of the Dodd-Frank Act.  It is possible that the final rule adopted by the SEC will require disclosures that differ from the above presentation.